Exhibit G

                    PROPOSED FORM OF FEDERAL REGISTER NOTICE

SECURITIES AND EXCHANGE COMMISSION
(Release No. 35-___)

Filings under the Public Utility Holding Company Act of 1935, as amended ("Act")

         January __, 2002

         Notice is hereby given that the following filing(s) has/have been made with the Commission pursuant to provisions of the Act and rules promulgated thereunder. All interested persons are referred to the application(s) and/or declaration(s) for complete statements of the proposed transaction(s) summarized below. The application(s) and/or declaration(s) and any amendments thereto is/are available for public inspection through the Commission's Office of Public Reference.

         Interested persons wishing to comment or request a hearing on the application(s) and/or declaration(s) should submit their views in writing by February __, 2002 to the Secretary, Securities and Exchange Commission, Washington, D.C. 20549, and serve a copy on the relevant applicant(s) and/or declarant(s) at the address(es) as specified below. Proof of service (by affidavit or, in the case of an attorney at law, by certificate) should be filed with the request. Any request for hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the matter. After February __, 2002, the application(s) and/or declaration(s), as filed or as amended, may be granted and/or permitted to become effective.

                                   * * * * * *

PROGRESS ENERGY, INC., CAROLINA POWER & LIGHT COMPANY AND EASTERN NORTH CAROLINA NATURAL GAS COMPANY

         Progress Energy, Inc. (formerly CP&L Energy, Inc.) ("Progress Energy"), a registered holding company, 410 South Wilmington Street, Raleigh, North Carolina 27602, its wholly-owned public utility subsidiary Carolina Power & Light Company ("CP&L") and its 50%-owned subsidiary Eastern North Carolina Natural Gas Company ("Eastern NCNG")(collectively, the "Utility Subsidiaries") have filed an application /declaration in this proceeding pursuant to Sections 6(a), 7, 9(a), 10, 11(b), 12(b), 12(f), and 13(b) of the Act and Rules 45, 54,
90 and 91 thereunder.

         CP&L is an electric utility company which generates, transmits, purchases and sells electricity in parts of North Carolina and South Carolina. The territory served includes a substantial portion of the coastal plain of North Carolina extending to the Atlantic coast between the Pamlico River and the South Carolina border. Eastern NCNG, which is jointly owned by Progress Energy (50%) and the Albemarle Pamlico Economic Development Corporation ("APEC") (50%) is currently engaged in development of a "greenfield" natural gas transmission

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and distribution system in eastern North Carolina. The 14 counties in eastern
North Carolina in which Eastern NCNG is proposing to provide natural gas service historically have not been able to obtain such service because of the relatively small population of those counties and the resulting economic unfeasibility of providing service. However, in 1998, the North Carolina General Assembly enacted legislation that provides for issuance of general obligation bonds for the purpose of providing financing for the cost of constructing natural gas facilities into unserved areas of the state. Pursuant to such legislation, Eastern NCNG has been authorized to receive almost $190 million from the state of North Carolina to finance the uneconomic portion of its natural gas transmission and distribution system.

         The transmission and distribution systems owned by Eastern NCNG are being designed and constructed and will be operated by CP&L. Gas supply commodity purchases for Eastern NCNG will be arranged and contracted in the gas market by CP&L's Energy Trading Department and upstream transportation capacity and any long-term supply arrangements for both entities will be arranged by CP&L's Term Marketing Department.

         Progress Energy has committed to fund construction of the economic portion of the transmission and distribution facilities of Eastern NCNG (i.e., the portion not funded through funds provided by the state of North Carolina). Such funding is to be provided primarily through the purchase by Progress Energy of 500 shares of common stock of Eastern NCNG at a price of $1.00 per share and of 500 shares of Series A Preferred Stock of Eastern NCNG at a price of $44,200.00 per share in cash. The Articles of Incorporation of Eastern NCNG provide that the dividend of such Series A Preferred Stock shall be equal to 8.688% per year. Progress Energy is therefore seeking Commission authorization to acquire and retain common stock and preferred stock of Eastern NCNG.

         Additional funding for construction of the Eastern NCNG transmission and distribution system, if needed, may be provided through unsecured loans from its shareholders, including Progress Energy. Progress Energy and Eastern NCNG are seeking Commission authorization for Progress Energy to make loans to Eastern NCNG from time to time through September 30, 2003 with the total principal amount outstanding at any time not to exceed $30 million. Finally, authorization is sought for CP&L to enter into a Construction, Operation and Maintenance Agreement with Eastern NCNG pursuant to which CP&L will be responsible for the design, engineering and construction of the transmission and distribution facilities to be owned by Eastern NCNG and will provide day-to-day operating and maintenance services associated with operation of the pipeline facilities.

         The proposed acquisition by Progress Energy of stock in Eastern NCNG and related transactions have previously been approved in all material respects by the North Carolina Utilities Commission. No other state commission and no federal commission other than this commission has jurisdiction over the transaction.


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